UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-29884

CUSIP NUMBER M8220U106

(Check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014
☐ Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________

PART I — REGISTRANT INFORMATION

R.V.B. Holdings Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

Amot Mishpat Bldg., 8 Shaul HaMelech Blvd.
Address of Principal Executive Office (Street and Number)

Tel Aviv 64733, Israel
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable to file its Annual Report on Form 20-F for the year ended December 31, 2014, (the “2014 Form 20-F”) by April 30, 2014, as a result of the appointment of a temporary liquidator (the “Temporary Liquidator”) to the Registrant by the Tel-Aviv District Court in Israel (the “Court”). For the Purpose of filing the 2014 Form 20-F the Temporary Liquidator is required to receive the approval of the Court to engage with third parties. The Temporary Liquidator’s request to the Court to engage with legal counsel and printer for the purpose of filing the 2014 Form 20-F was filed with the Court on April 29, 2015, however, the Court has yet to deliver its decision. The Temporary Liquidator believes that the Court’s decision to approve the engagement with legal counsel and printer shall be received within the extension time frame, thus allowing the Registrant to file the 2014 Form 20-F within the extension period provided for under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shachar Hadar	972-3-6074547
(Name)	(Area Code)(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If the answer is no, identify report(s).

Yes ☒   No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will bereflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant announced its results of operations for the year ended December 31, 2014, on its Form 6-K furnished with the Securities and Exchange Commission on March 12, 2015. During the Fiscal year ended on December 31, 2014, the Company has incurred recurring losses and negative cash flows from operations, and the board of directors of the Registrant decided to cease its wholly owned subsidiary’s, E.E.R. Environmental Energy Resources (Israel) Ltd. (“EER”), operations and to act in order to dismantle the demonstration facility in Y’bllin owned by EER and also to implement a significant cost reduction plan in the group. Therefore, the board of directors and management of the company concluded that the Company is not a going concern.

R.V.B. Holdings Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2015	/S/ Mordechai Shalev, Adv.
Name: Mordechai Shalev, Adv.
Title: Temporary Liquidator of the Company (Executive Principal Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).